

August 30, 2022

Lou Rassey
Chief Executive Officer
Fast Radius, Inc.
113 N. May Street
Chicago, Illinois 60607

      Re: Fast Radius, Inc.
           Registration Statement on Form S-1
           Filed August 23, 2022
           File No. 333-267028

Dear Mr. Rassey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc: Joshua M. Samek, Esq.